                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934



                                 For the month
                                       of
                                   June 1996



                           NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                  Citco Building, Wickhams Cay, P.O. Box 662,
                   Road Town, Tortola, British Virgin Islands
                    (Address of principal executive offices)

                                  NEWS RELEASE
NAM TAI ELECTRONICS, INC.                               CONTACT:  WENDY WISEMAN
SUITE 530 - 999 WEST HASTINGS STREET                             P.R. SECRETARY
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831


                      NAM TAI ELECTRONICS, INC. ANNOUNCES
                 LETTER OF INTENT TO INVEST IN ADVANCED GRAVIS

VANCOUVER, CANADA June 17, 1996 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) announced today that Advanced Gravis Computer Technology Ltd. ( Advanced Gravis") has accepted a letter of intent whereby it is proposed that Nam Tai will purchase between 25% and 30% of the shares outstanding (35% to 45% fully diluted) in Advanced Gravis by way of private placement. The investment will be funded by Nam Tai from available funds on hand.

The proposed investment will result in Nam Tai becoming the largest shareholder of Advanced Gravis as well as being allowed the right to appoint three of six members to the Board of Directors, including Chairman. The transaction is subject to the approval of applicable regulatory authorities and the shareholders of Advanced Gravis who will be asked to consider the investment at their annual general meeting scheduled for July 29, 1996, as well as the satisfaction of certain conditions including due diligence.

Advanced Gravis designs, manufactures and markets game controllers, sound cards and accessories for the personal computer market and is a major provider of computer games devices worldwide. It is headquartered near Vancouver, British Columbia and has operations in Bellingham, Washington, U.S.A., Almere, Netherlands and Antwerp, Belgium. Advanced Gravis contracts its manufacturing, warehousing and distribution in China. It currently employs 160 people and is anticipated to have sales revenue in the order of USD 30 to 40 million for the fiscal year ending January 31, 1997.

Nam Tai is interested to expand its customer base and product lines as well as develop close relationships in the North American and world-wide markets. Advanced Gravis has grown in sales from its first year of USD 180,000 to sales in its 10th anniversary year of USD 32 million, primarily as a result of award-winning product design, outstanding quality, innovative sales and marketing strategies. Advanced Gravis is a public company listed on the Toronto Stock Exchange (Symbol AED). It also trades through the OTC Bulletin Board (Symbol:
GRVSF). There are currently approximately 20 million shares outstanding.

Nam Tai is registered in the British Virgin Islands and maintains offices in Hong Kong and Vancouver, Canada. It designs, develops, manufactures, assembles and sells consumer electronic products manufactured by it in the People's Republic of China at its ISO 9001 certified operations. The Company's products include personal organizers, spell checkers, dictionaries, LCD modules, IC card readers and calculators. To position itself to manufacture more sophisticated products, the Company has made advances in the use of COB, SMT, TAB, OLB, and FPHS technologies. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.


                                     -end-

                                  NEWS RELEASE
NAM TAI ELECTRONICS, INC.                               CONTACT:  WENDY WISEMAN
SUITE 530 - 999 WEST HASTINGS STREET                             P.R. SECRETARY
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831


                      NAM TAI ELECTRONICS, INC. ANNOUNCES
                        100% INCREASE IN ANNUAL DIVIDEND

VANCOUVER, CANADA June 20, 1996 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced its annual dividend of $0.03 per share. The dividend is payable to all shareholders of record at the close of business on July 15, 1996. The dividend will be paid on or before August 8, 1996. The Company intends to adopt the policy of increasing its dividend on a year by year basis over the next several years to a level consistent with other established profitable corporations, following which it will increase its dividend annually on a basis consistent with the Company's growth in sales and net income. The dividend announced today represents a 100% increase over the dividend of $0.015 per share paid for 1995.

Nam Tai also today announced that it expects to report a decline in sales of 10% to 20% for the second quarter ending June 30, 1996 compared to the same period last year. The Company expects to remain profitable for the second quarter of 1996, but sales will be lower than the prior year as a result of deferred customer orders following weakness experienced during the 1995 Christmas sales season.

M.K. Koo, Chairman, commented, "The decline in sales was as forecast for the second quarter. The prospects for the Company are very good and we remain confident that we will meet our sales and net income goals for the year ended December 31, 1996. We are happy to reward our shareholders with an increase in our dividend. We are also pleased to have recently announced our intent to make a significant investment in Advanced Gravis Computer Technology Ltd. Our financial position remains strong with working capital in excess of $28 million and a current ratio of 3.3 times as at March 31, 1996."

Nam Tai is registered in the British Virgin Islands and maintains offices in Hong Kong and Vancouver, Canada. It designs, develops, manufactures, assembles and sells consumer electronic products manufactured by it in the People's Republic of China at its ISO 9001 certified operations. The Company's products include personal organizers, spell checkers, dictionaries, LCD modules, IC card readers and calculators. To position itself to manufacture more sophisticated products, the Company has made advances in the use of COB, SMT, TAB, OLB and FPHS technologies. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.


                                     -end-

                           NAM TAI ELECTRONICS, INC.

                        Unit 513-520 No. 1 Hung To Road
                         Kwun Tong, Kowloon, Hong Kong

                                  ------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                                 June 20, 1996

                                  -----------



     The Annual Shareholders Meeting of Nam Tai Electronics, Inc. (the "Company") will be held at the Plaza Hotel, Fifth Avenue at Central Park South, New York, New York, at 4:30 p.m. (New York time) for the following purposes:

1. To elect eight members of the Board of Directors to serve for the ensuing year;


2. To ratify the selection of Price Waterhouse as the independent public accountants of the Company for the year ending December 31, 1996;

3. To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.

     Only holders of common shares of record at the close of business on May 16, 1996 will be entitled to vote at the Meeting. Regardless of your plan to attend/not attend the Meeting, please complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

                                        By order of the Board of Directors



                                        Ronald G. Erdman
                                        Secretary

Dated May 16, 1996
Hong Kong

                           NAM TAI ELECTRONICS, INC.

                        Unit 513-520 No. 1 Hung To Road
                         Kwun Tong, Kowloon, Hong Kong

                                   ---------
                                PROXY STATEMENT

                     Meeting at 4:30 p.m. on June 20, 1996

                                    --------

     Your proxy is solicited on behalf of the Board of Directors of Nam Tai Electronics, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held on June 20, 1996 at the Plaza Hotel, Fifth Avenue at Central Park South, New York, New York. If a proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for the election of the eight
(8) nominees for directors named herein and for the approval of Price
Waterhouse as the Company's independent accountant for the year ending December 31, 1996. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Secretary of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the Meeting.

     The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.

     The Company's annual report, including financial statements for its fiscal year ended December 31, 1995, is being mailed to all shareholders concurrently herewith. The annual report is not part of the proxy materials.

     THE COMPANY'S ANNUAL REPORT OF FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 1995, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST FROM THE SECRETARY OF THE COMPANY AT SUITE 530-999 WEST HASTINGS STREET, VANCOUVER, B.C., CANADA V6C 2W2.

     Holders of common shares of record at the close of business on May 16, 1996 will be entitled to vote at the Meeting and there were 8,076,477 common shares outstanding at that date. No business shall be transacted at any Meeting of shareholders unless a quorum of shareholders is present at the time when the Meeting proceeds to business. A quorum shall consist of one or more shareholders present in person or by proxy representing at least one half of the votes of the common shares. Each common share is entitled to one vote. Management recommends a vote FOR the election of directors named and FOR the election of Price Waterhouse as independent accountants for the Company for the year ending December 31, 1996.

                             ELECTION OF DIRECTORS

     The Company's directors are elected annually to serve until the next Annual General Meeting of Shareholders and until their successors are qualified and elected. The number of directors presently authorized by Nam Tai's By-laws (as amended) shall be not less than one nor more than eight.

     Unless otherwise directed by shareholders, the proxy holder will vote all shares represented by proxies held by them for the election of the following nominees, all of whom are now members and constitute the Company's Board of Directors with the exception of Mr. Robert McNamara. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

INFORMATION CONCERNING NOMINEES

     Information concerning the nominees based on data provided by them is set forth below:

     M.K. KOO, 52. Mr. Koo has served as Chairman of the Board and a Director of Nam Tai and its predecessor companies since inception. He was Chief Executive Officer of the Company until June 1995. Mr. Koo serves on the Company's Audit Committee.

     TADAO MURAKAMI, 52. Mr. Murakami has served the Company in various executive capacities since 1984. He became Secretary and a Director of the Company in December 1989. From June 1989 to July 1994, Mr. Murakami was employed as the President of the Company's Hong Kong subsidiary, following which he succeeded Mr. Koo as President of the Company. In June 1995, he became the Company's Chief Executive Officer. Mr. Murakami assumed the position of Vice-Chairman in January 1996.

     YOSHIO INAGAWA, 61. Mr. Inagawa joined the Company as Vice President in June 1994, at which time he also became a Director. He assumed the position of Chief Operating Officer in January 1996 and is responsible for managing Nam Tai's manufacturing activities in China. From 1953 to 1993, Mr. Inagawa was employed by Sharp Corporation in various positions, his latest being Factory Deputy General Manager of Sharp Corporation's factory located in Nara, Japan.

     RONALD G. ERDMAN, 44. Mr. Erdman joined Nam Tai as Chief Financial Officer, Secretary and Director in January 1996 based in Vancouver, Canada. He also serves as President of Nam Tai Electronics (Canada) Ltd. Mr. Erdman was employed by HSBC Capital Canada Inc. from January 1990, acting as Chief Executive Officer since July 1992. From 1980 to 1989, Mr. Erdman was employed by Pemberton Securities Inc., lastly as Vice President and Director.

        MAXWELL YEUNG, 37. Mr. Yeung joined Nam Tai as Financial Controller, Treasurer and Director with responsibility for finance and administration in China and Hong Kong. Mr. Yeung has worked in the banking industry since 1983, most recently as Assistant General Manager of Banque Worms in Hong Kong.

        CHARLES CHU, 39. Mr. Chu originally served as Secretary and a Director of the Company from August 1987 to September 1989. He was reappointed a Director in December 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on Nam Tai's Audit Committee.

        ROBERT MCNAMARA, 42. Mr. McNamara was a consultant to Nam Tai during 1995 and is expected to join the Board of Directors of the Company effective May 18, 1996. He is currently Managing Director of Broadview Associates, L.P. of Fort Lee, New Jersey. Prior to joining Broadview Associates, L.P. in 1995, Mr. McNamara spent fifteen years in the investment banking business with Smith Barney Inc. and Salomon Brothers Inc., most recently as head of Salomon Brothers' Technology Group in New York. Mr. McNamara is also a Director of Electronic Fab Technology Corp. of Greeley, Colorado.

        STEPHEN SEUNG, 49. Mr. Seung was appointed a Director of Nam Tai in 1995. He is an attorney and Certified Accountant and has been engaged in private practice of law in New York since 1981. Mr. Seung serves on Nam Tai's Audit Committee and is its authorized agent in the United States. He is also a Director of Deswell Industries, Inc. of Hong Kong.

        There is no family relationship among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any such director or executive officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company are elected at its Annual Meeting of Shareholders and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

        COMPENSATION OF DIRECTORS AND OFFICERS

        The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended December 31, 1995 to all directors and officers as a group (7 people) for services in all capacities was $773,750.

        The following table sets forth certain information as to each of the Company's executive officers whose cash compensation exceeded $100,000 for the year ended December 31, 1995.

Name of Individual      Capacity                Compensation (1)
- ------------------      --------                ---------------
M.K. Koo                Chairman                   $177,325

Tadao Murakami          Vice-Chairman and          $276,118
                        Chief Executive Officer

Yoshio Inagawa          Chief Operating Officer    $222,798

- --------------------------
(1) Includes non-cash benefits

        On August 13, 1990, the Company fixed compensation for loss of office at $500,000 for Mr. Koo and $300,000 each for Mr. Murakami and another officer who retired from the Company in 1991. The Company also fixed the age of retirement for officers at age 65. For the years ended December 31, 1991 through December 31, 1995, the Company accrued $40,000 each year in connection with this arrangement. In December 1995, the Company took a one-time provision for the balance of this arrangement in the amount of $560,000.

        Directors who are full-time employees of the Company receive no additional compensation for services as a director. Effective January 1, 1993, the Company adopted a policy to pay each director who is not an employee of the Company or any of its subsidiaries for service as a director $1,000 per month, $750 per meeting attended in person, $500 per meeting attended by telephone and to reimburse all reasonable expenses incurred in connection with services as a director.

        In previous years the Company had an incentive bonus program under which it paid key employees, which included some of the above directors and officers, a cash bonus based on the profits of the group. In 1993, the Company adopted a stock option program which replaced the cash incentive program. The Company approved the issuance of options to purchase 300,000 shares at $5.35 per share; 350,000 shares at $11.00 per share (10,000 of which were subsequently reissued with an exercise price of $11.375 per share); and 170,000 shares at $10.50 per share, expiring on September 9, 1998, July 15, 1999 and January 11, 2001, respectively.

CONTROL OF THE COMPANY

        The following table sets forth information as of May 16, 1996 regarding the ownership of the Company's common shares (the only class of securities outstanding) by all persons known by the Company to be the owner of more than five percent (5%), by all directors owning common shares and by all directors and officers as a group:

        Identity of             Number of common                Percent
        Person or Group           shares owned                  of class
        ---------------         ----------------                --------
        M.K. Koo                       1,039,071                    12.9%

        Lully Corporation(2)           2,237,290                    27.7%

        Tadao Murakami                    95,000                     1.2%

        Ronald G. Erdman                   4,800                     0.1%

        Stephen K. Seung                  14,000                     0.2%

        Officers and Directors
          as a group (7 persons)       3,390,161                    42.0%

- ------------------------------------------

        (1) There were 8,076,477 shares outstanding on May 16, 1996.

        (2) By virtue of his majority interest in, and position with, Lully Corporation Limited, a private corporation, Mr. Koo may be deemed the beneficial owner of these shares. If so, he would beneficially own 40.6% of the Company's common shares at May 16, 1996.

STOCK OPTIONS

        As of May 16, 1996, there were outstanding options to purchase an aggregate of 685,550 shares of the Company. Of these options, 203,550 are exercisable at a price of $5.35 per share until September 9, 1998; 302,000 are exercisable at a price of $11.00 per share until July 15, 1999; 10,000 are exercisable at a price of $11.375 per share until July 15, 1999; and 170,000 are exercisable at a price of $10.50 per share until January 11, 2001. A total of 395,000 options are held by officers and directors of the Company. This includes 80,000 options held by Mr. Koo, Chairman; 160,000 options held by Mr. Murakami, Vice-Chairman and Chief Executive Officer; 65,000 options held by Mr. Ingawa, Chief Operating Officer; 60,000 options held by Mr. Ronald G. Erdman, Chief Financial Officer and Secretary; and 30,000 options held by Mr. Maxwell Yeung, Financial Controller and Treasurer. The remaining options are held by employees of the Company and the Nam Tai Welfare Fund.

INFORMATION CONCERNING AUDIT COMMITTEE

     Pending their election as directors, the Audit Committee will consist of Mr. M.K.Koo, Mr. Stephen Seung and Mr. Charles Chu. The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company's auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company's independent accountants, consults on the adequacy of the Company's internal controls and accounting procedures and reviews and approves financial statements and reports.

SELECTION OF INDEPENDENT ACCOUNTANTS

     The Board of Directors has selected Price Waterhouse as independent accountants of the Company for the year ending December 31, 1996 and further directed that the Company submit the selection of independent accountants for ratification by shareholders at the Company's Annual Meeting. Price Waterhouse has acted for the Company as independent accountants for the past seven years.

                                 OTHER BUSINESS

     The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.

                                 By order of the Board of Directors



                                 Ronald G. Erdman
                                 Secretary

Dated May 16, 1996
Hong Kong

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                              For and on behalf of



                              Nam Tai Electronics, Inc.


                              by
                              (S.d.) Koo Ming Kown
                              --------------------
                              Koo Ming Kown
                              Chairman

Date:  July 18, 1996